EXHIBIT 99.1

Rosetta Genomics Announces the Development of a Proprietary MicroRNA Extraction Protocol From Blood Serum as Well as Advancements in Its Diagnostic and Therapeutic Development Programs At Cambridge Healthtech Institute's MicroRNA in Human Disease and Development Conference

REHOVOT, Israel , April 2, 2007 (PRIME NEWSWIRE) -- Rosetta Genomics, Ltd. (Nasdaq:ROSG) announced today that it has presented data on its newly developed high quality microRNA extraction protocol from blood serum. The data was presented at Cambridge Healthtech Institute's microRNA in Human Disease and Development Conference, held March 29-31, 2007 in Boston, MA.

The proprietary extraction protocol enables the detection of microRNAs in blood serum in a robust and sensitive manner, with virtually no microRNA lost in the process.

Advancements were also presented in the company's lead diagnostic and therapeutic development programs. The company presented progress made with its assay development program for Cancer of Unknown Primary (CUP), expanding the number cancer types in the assay to fifteen. In addition, progress was shown in Rosetta Genomics' lead therapeutic program for liver cancer (HCC), conducted in collaboration with Isis Pharmaceuticals, Inc. To date, scientists from Rosetta and Isis have been able to isolate several potential microRNA targets, that when inhibited in-vitro lead to a decrease in cancer cell proliferation.

"We are very excited with the significant progress our scientists have made, especially with regards to the development of our proprietary microRNA extraction protocol from blood serum," said Dr. Dalia Cohen, Executive Vice President, Global Head of Research and development at Rosetta Genomics. "Being able to identify and accurately extract microRNAs from blood serum constitutes a first critical step towards the development of future early detection tests for various cancers, which will be based on a simple blood test. I believe that the progress in our serum protocol, as well the expansion of our CUP assay development program, reflects the promising potential microRNAs hold as effective biomarkers and potential drug targets."

"We view our work with Rosetta Genomics as a very productive collaboration," noted Dr. Frank Bennett, Senior Vice President of Research at Isis Pharmaceuticals. "Isis and Rosetta have been collaborating for over a year now, and we have been seeing constant progress made in our joint therapeutic development program for liver cancer. We are very excited to have been able to identify potential target microRNAs that when inhibited 'in-vitro' using Isis's anti-sense technology, lead to a decrease of cancer cell proliferation."

Data presented includes the following:

 Enabling technologies:
    -- MicroRNA Extraction from Formalin Fixed Paraffin Embedded (FFPE)
       Tissue - Data was presented showing similarity in quality of
       microRNAs extracted from fresh/frozen tissue when compared to
       microRNAs extracted from FFPE tissues.
    -- MicroRNA Microarray - Data regarding Rosetta Genomics' microRNA microarray was presented. The custom-designed microarray
       includes over 700 human microRNAs and positive and negative controls. Array demonstrates high specificity, and is able to distinguish between let7 family members, with a single
       nucleotide mismatch causing a 10-fold signal decrease. In
       addition, the array sensitivity was high, being able to detect as low as 0.1 femtomoles. Reproducibility was very high, with a correlation coefficient of 0.99.
    -- qRT-PCR - Data regarding Rosetta Genomics' microRNA qRT-PCR platform was presented. The proprietary technology allows
       discrimination of homologous microRNA family members that differ by a single nucleotide. In addition, the qRT-PCR demonstrated high sensitivity, allowing for the detection of a specific
       microRNA from as little as a few molecules.

 MicroRNA extraction protocol from blood serum:
    -- Data was presented on Rosetta Genomics' microRNA extraction protocol from blood serum. Protocol showed no significant loss of artificial microRNA spiked-in during the extraction. In addition, consistency over time in the level of microRNAs was demonstrated.

 Diagnostic development programs:
    -- Cancer of Unknown Primary (CUP) - Expansion of CUP assay development to include 14 microRNAs that are sufficient to potentially identify 15 tumor types, with 82% accuracy. In addition, further CUP related results were presented showing identification of Adenocarcinoma vs. Squamous cell carcinoma
       (lung cancer), Carcinoid vs. Stromal (small intestine cancer), and breast tumor vs. normal breast tissue each using a single
       microRNA.
    -- Prostate cancer - Data was presented showing the potential to differentiate between normal and tumor tissues using a signature of only four microRNAs.
    -- Colon cancer - Data was presented showing the potential to differentiate between normal and tumor tissues using a signature of only four microRNAs.
    -- Lung cancer - Data was presented showing the potential to differentiate between normal and tumor tissues using a signature of only four microRNAs.

 Therapeutic development programs:
    -- New results were presented on Rosetta Genomics' collaboration with Isis Pharmaceuticals on the development of a microRNA-based therapy for liver cancer (HCC). The two companies were able to identify four potential microRNA targets so far, that when inhibited lead to a decrease in liver cell-lines proliferation.

About microRNAs

MicroRNAs (miRNAs) are recently discovered, naturally occurring small RNAs that act as protein regulators and have the potential to form the basis for a new class of diagnostics and therapeutics. Since many diseases are caused by the abnormal activity of proteins, the ability to selectively regulate protein activity through microRNAs could provide the means to treat a wide range of human diseases. In addition, microRNAs have been shown to have different expression levels in certain diseased versus normal tissues. As a result, these differences potentially provide for a novel diagnostic strategy for many diseases. MicroRNAs are thought to play a key role in the differentiation of cells into specific cell types performing various functions in the body.

About Rosetta Genomics

Rosetta Genomics (Nasdaq:ROSG) is a leader in the development of microRNA-based diagnostics and therapeutics. Founded in 2000, the company's integrative research platform combining bioinformatics and state-of-the-art laboratory processes has led to the discovery of hundreds of biologically validated novel human microRNAs. Building on its strong IP position and strategic alliances with leading biotechnology companies, Rosetta Genomics is working to develop a full range of diagnostic and therapeutic products based on microRNAs. The company's primary focus is in the development of microRNA-based products to diagnose and treat different forms of cancer and infectious diseases.

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Forward-Looking Statement Disclaimer

Various statements in this release concerning Rosetta's future expectations, plans and prospects, including without limitation, statements relating to the role of miRNAs in human physiology and disease, the potential of microRNAs in the diagnosis and treatment of disease, and the possible identification of a novel diagnostics approach for targeting miRNAs, constitute forward-looking statements for the purposes of the safe harbor provisions under The Private Securities Litigation Reform Act of 1995. Actual results may differ materially from those indicated by these forward-looking statements as a result of various important factors, including risks related to: Rosetta's approach to discover and develop novel diagnostics products, which is unproven and may never lead to marketable products; Rosetta's ability to fund and the results of further pre-clinical and clinical trials; obtaining, maintaining and protecting intellectual property utilized by Rosetta's products; Rosetta's ability to enforce its patents against infringers and to defend its patent portfolio against challenges from third parties; Rosetta's ability to obtain additional funding to support its business activities; Rosetta's dependence on third parties for development, manufacture, marketing, sales, and distribution of products; the successful development of Rosetta's product candidates, all of which are in early stages of development; obtaining regulatory approval for products; competition from others using technology similar to Rosetta's and others developing products for similar uses; Rosetta's dependence on collaborators; and Rosetta's short operating history; as well as those risks more fully discussed in the "Risk Factors" section of Rosetta's most recent Registration Statement on Form F-1 on file with the Securities and Exchange Commission. In addition, any forward-looking statements represent Rosetta's views only as of today and should not be relied upon as representing its views as of any subsequent date. Rosetta does not assume any obligation to update any forward-looking statements unless required by law.

CONTACT:  Rosetta Genomics, Ltd.
          Media and Investors
          Ron Kamienchick
          972-8-948-4785
          Ron_Ka@RosettaGenomics.com